Exhibit 2.2

EXECUTION VERSION

FIRST AMENDMENT

TO

SHARE PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO SHARE PURCHASE AGREEMENT is made as of August 9, 2016 (this “Amendment”), by and between Construction Products Acquisition, LLC, a Delaware limited liability company (“Purchaser”), on the one hand, and Superior Plus LP, a partnership formed pursuant to the laws of the Province of Ontario, and Superior Plus U.S. Holdings Inc., a Delaware corporation (together with Superior Plus LP, “Sellers”), on the other hand. Sellers and Purchaser are referred to herein as the “Parties”. Capitalized terms used in this Amendment shall have the meanings ascribed to them in the Agreement, as defined below.

WITNESSETH:

WHEREAS, Sellers and Purchaser are parties to that certain Share Purchase Agreement (the “Agreement”) dated July 4, 2016, pursuant to which Sellers are selling to Purchaser, and Purchaser is buying from Sellers, the Purchased Shares upon the terms and subject to the conditions set forth in the Agreement; and

WHEREAS, the Parties desire to amend the Agreement pursuant to Section 10.04 of the Agreement, as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Amendments to the Agreement. The Agreement shall be amended as set forth below:

(a)	Notwithstanding anything in the Agreement (including the Ancillary Agreements) to the contrary:

(i) No later than 10 business days after (x) the individuals set forth on Schedule A have delivered to the Sellers a general release of claims against the Sellers and their Affiliates and (y) the applicable revocation period in connection with such release has expired, the Sellers shall pay or cause to be paid (A) to each such individual the amount set forth on Schedule A opposite his or her name under the heading “STIP,” and (B) the employer’s share of any employment Taxes payable in connection with this paragraph.

(ii) The Sellers and the Purchaser acknowledge that (A) the Canadian Schedule of Adjustments includes an amount equal to CDN $153,000.00 (reflected in the Canadian Estimated Net Working Capital as part of the “trade payables and accrued liabilities”), and (B) the US Schedule of Adjustments includes an amount equal to US $986,000.00 (reflected in the US Estimated Net Working Capital as part of the “trade payables and accrued liabilities”) and (C) that such amounts together are included in the aggregate amount accrued by the Sellers in connection with the Sellers’ short-term incentive plans for the period commencing on January 1, 2016 and ending on the Closing Date. The Seller and the Purchaser hereby agree that, notwithstanding the adjustment procedures set forth in Section 2.11 of the Agreement and notwithstanding whether and for how long any Employee remains employed by the Corporations after the Closing, the foregoing amounts shall continue to be reflected as liabilities in the Canadian Final Net Working Capital and the US Final Net Working Capital, respectively, and shall not be subject to any adjustment after the Closing.

(iii) The Sellers and the Purchaser acknowledge that US $369,273.00 is included as a liability in the US Estimated Net Working Capital and that, notwithstanding the adjustment procedures set forth in Section 2.11 of the Agreement, such amount shall continue to be reflected as a liability in the US Final Net Working Capital and shall not be subject to any adjustment after the Closing.

(iv) The employees listed on Schedule A and Schedule B will, for so long as they are employees of the Business, continue to be paid by the payroll provider that administered such employee’s payroll payment as of immediately prior to Closing (and located in the country in which such employee resides), notwithstanding whether such employees are parties to employment agreements with Superior LP or one of its Affiliates in Canada. The employees listed on Schedule C will not be Transferred Employees under the Transfer Agreements and their names will be deleted from the applicable schedules to the Transfer Agreements.

(v) The Sellers and the Purchaser agree that, notwithstanding the fact that Mike Farrell’s employment agreement is with Superior Plus Corp., Mike Farrell shall be deemed an “Employee” under the Newco 1 Transfer Agreement, as defined therein.

(vi) The Purchaser has indicated to the Sellers that immediately following Closing, the Purchaser intends to cause the Corporations to terminate the employment of the individuals set forth on Schedule A. In connection with such termination, the Purchaser shall pay, or cause to be paid, as promptly as practicable after such termination (A) to such individuals the amounts set forth opposite their name under the headings “Severance,” “Vacation,” and “Other,” and (B) the employer’s share of any employment Taxes payable in connection with this paragraph. The Purchaser shall be entitled to deduct and withhold from any amounts paid pursuant to this paragraph such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Law with respect to Taxes. Any amounts paid pursuant to this paragraph shall not be allocated to a tax period (or any portion thereof) ending on or before the Closing Date.

(vii) Exchange Rate means CDN $1.3164 to US $1.00.

(viii) The Sellers shall pay, or cause to be paid, all amounts, if any, payable or due by any of the Corporations, in whole or in part, under Long Term Incentive

Plans, including the Superior Plus Corp. CPD Long Term Incentive Plan and the Superior Plus Corp. Long Term Incentive Plan, in connection with the transaction contemplated by the Agreement and resulting from any event occurring at or prior to the Closing, including any Taxes payable in connection therewith.

(ix) All references in the Agreement to Superior Plus General Partner Inc. shall be replaced with references to Superior General Partner Inc.

(x) The Effective Time as defined in and for purposes of the Transfer Agreements shall be 11:59 p.m. Eastern time on the Closing Date (as defined in the Transfer Agreements and not the Agreement).

2.	Representations and Warranties of Sellers. Sellers have all the requisite power and authority to execute and deliver this Amendment. The execution, delivery and performance of this Amendment by Sellers have been duly and validly authorized by all necessary corporate action on the part of Sellers. This Amendment has been duly executed and delivered by duly authorized officers of Sellers, and this Amendment constitutes the legal, valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

3.	Representations of Purchaser. Purchaser has all the requisite power and authority to execute and deliver this Amendment. The execution, delivery and performance of this Amendment by Purchaser have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Amendment has been duly executed and delivered by a duly authorized officer of Purchaser, and this Amendment constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

4.	No Other Modification. Except as set forth in this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

5.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State New York without giving effect to the principles of conflicts of law thereof.

6.	Entire Agreement. This Amendment, together with the Agreement, all exhibits and schedules thereto and all other documents and instruments delivered in connection therewith, including the Ancillary Agreements, constitute the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

7.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

8.	Captions. All captions contained in this Amendment are for convenience of reference only, do not form a part of this Amendment and shall not affect in any way the meaning or interpretation of this Amendment.

9.	Conflicts. In the event of any discrepancy between the provisions of this Amendment and any provision of the Agreement, then the provisions of this Amendment shall control.

[Signature pages to follow.]

EXECUTION VERSION

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

SELLERS:

SUPERIOR PLUS U.S. HOLDINGS INC.

By:	/s/ Beth Summers
Name:	Beth Summers
Title:	Chief Financial Officer

SUPERIOR PLUS LP by its general partner SUPERIOR GENERAL PARTNER INC.

SUPERIOR PLUS U.S. HOLDINGS INC.

By:	/s/ Beth Summers
Name:	Beth Summers
Title:	Chief Financial Officer

PURCHASER:

CONSTRUCTION PRODUCTS ACQUISITION, LLC

By:	/s/ Ruben D. Mendoza
Name:	Ruben D. Mendoza
Title:	Chief Executive Officer and President

5